SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY

(Translation of Registrant’s name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte

22640-102 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

This Report on Form 6-K/A shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 of TIM Participações S.A. (Registration No. 333-134183) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The consolidated financial statements of TIM Celular S.A. included in this report on Form 6-K/A and set forth in Exhibit 99.2 hereto supersede and replace the consolidated financial statements of TIM Celular S.A. set forth in Exhibit 99.2 of the report on Form 6-K filed by TIM Participações S.A. on May 16, 2006. The superseded consolidated financial statements of TIM Celular S.A. had a rounding error that has been corrected.

The consent of Ernst & Young Auditores Independentes S.S. to the incorporation by reference in the Form F-3 of TIM Participações S.A. (Registration No. 333-134183) (the “Registration Statement”) of the reports of such firm, included in this report on Form 6-K/A, on the consolidated financial statements of TIM Participações S.A. and the consolidated financial statements of TIM Celular S.A. is set forth in Exhibit 99.3 hereto.

The description under the heading “Experts” set forth in Exhibit 99.4 hereto supersedes and replaces the description under the heading “Experts” in the Registration Statement.

EXHIBIT INDEX

99.1	Consolidated Financial Statements of TIM Participações S.A. and subsidiaries.

99.2	Consolidated Financial Statements of TIM Celular S.A. and subsidiaries.

99.3	Consent of Independent Registered Public Accounting Firm.

99.4	“Experts”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 22, 2006	By:	/s/ Stefano De Angelis
	Name:	Stefano De Angelis
	Title:	Chief Financial Officer